19010355

SE

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 12 2019

Washington DC 406

SEC FILE NUMBER
8-49577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS,LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 VILLAGE SQUARE, SUITE 252
(No. and Street)

BALTIMORE	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH P TAYLOR, SR. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS, CPA, PC
(Name – *if individual, state last, first, middle name*)

5400 W CEDAR AVENUE	LAKEWOOD	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, KENNETH P TAYLOR, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS,LTD, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kenneth P Taylor, Sr.- President/CEO

Title

Notary Public

MORAVIA SARREL HARVEY
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
MY COMMISSION EXPIRES SEPT. 5, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2018
CONTENTS

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON FINANCIAL STATEMENTS	1
Statement of Financial Condition	2-3
Statement of Income and Retained Earnings	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6
Notes to Financial Statements	7 - 10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11-12
Schedule of Operating Expenses	13

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Percival Financial Partners, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. (the "Company") as of December 31, 2018, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2018
Lakewood, CO
February 22, 2019

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	71,940
Accounts Receivable (Notes 1 and 2)	140,924
Officer and Shareholder Receivables (Note 3)	957,820
Prepaid Expenses	17,364
TOTAL CURRENT ASSETS	1,188,048
FIXED ASSETS (Note 4)	
Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 4)	119,171
TOTAL FIXED ASSETS, net	2,772
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	1,190,820

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

CURRENT LIABILITIES

Accounts Payable (Note 1)	126,967
Payroll Taxes Payable	
Pension Payable (Note 9)	7,728
TOTAL CURRENT LIABILITIES	134,695
TOTAL LIABILITIES	134,695
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings	730,625
TOTAL STOCKHOLDERS' EQUITY	1,056,125
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,190,820

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2018

COMMISSION INCOME	2,352,683	100.00
COST OF COMMISSIONS		
Execution Expense	23,269	0.99
Clearance Expense	38,520	1.64
Fees Expense		0.00
TOTAL COST OF COMMISSIONS	61,789	2.63
GROSS PROFIT	2,290,894	97.37
OPERATING EXPENSES (See Schedule)	1,927,228	81.92
NET INCOME (LOSS) FROM OPERATIONS	363,666	15.46
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	51,242	2.18
Miscellaneous Income	0	0.00
Loss on Abandonment of Asset	0	0.00
TOTAL OTHER INCOME	51,242	2.18
NET INCOME	414,908	17.64
RETAINED EARNINGS, Beginning	815,717	
Prior Period Adjustment - Non-Recurring Charges	0	
S Corporation Distributions	(500,000)	
RETAINED EARNINGS, Ending	730,625	

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	414,908
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	579
Dividend and Interest Income	(51,242)
Increase in Accounts Receivable	(129,785)
Decrease in Prepaid Expenses	4,546
Decrease in Accounts Payable	42,279
Increase in Payroll Taxes Payable	-
Increase in Pension Payable	(12,831)
Total Adjustments	(146,454)
Net Cash Provided By Operating Activities	268,454
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	51,242
Increase in Employee Receivables	181,586
Acquisition of Fixed Assets (Net of Disposition)	0
S Corporation Distributions	(500,000)
Rounding	0
Net Cash Flows From Investing Activities:	(267,172)
CASH FLOWS FROM FINANCING ACTIVITIES:	0
NET INCREASE IN CASH	1,282
CASH AND CASH EQUIVALENTS, BEGINNING	70,658
CASH AND CASH EQUIVALENTS, ENDING	71,940
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	815,717
Prior Period Adjustment (Note 10)			0
Additions	0	0	0
Reductions	0	0	(500,000)
Net Income	0	0	414,908
Ending Balance	50,000	275,500	730,625

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Hilltop Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Revenue Recognition

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk.

Revenue Recognition (continued)

The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

To date no counterparties have not fulfilled their obligations and the Company has assumed no risks. As such the Company has not accrued any liability or expense for these potential risks as they are deemed remote possibilities.

All revenue is received under the terms of its contracts with customers and is reported as Commission Income in the Statement of Income and Retained Earnings.

All revenue is considered to be from the United States and all revenue is considered to be from one Service line (commissions). Revenue is recognized on the accrual basis when earned and is recorded upon the trade date basis. There are no contracts where services and revenue are deemed to be transferred over time.

We receive payments from customers based on terms as established in our contracts. The amount of our contract asset relates to our conditional right to consideration for our completed performance under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. There are no contract liabilities related to payments received in advance of performance under the contract as payment is only received upon completion of service and there were no performance obligations related to our contracts that were unsatisfied or partially satisfied at the end of the reporting period.

The only other income received by the Company is from Dividends on Money Market accounts ($202) and Interest on Officer and Shareholder Receivables ($51,040) and is reported as Dividend and Interest in the Income Statement of Income and Retained Earnings.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the first 15 days of January, 2019, hence, the allowance for doubtful accounts as of December 31, 2018 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2018 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	85,042	691
Leasehold Improvements	9,310	6,953	2,660
Total Fixed Assets - Cost	$ 121,943	$ 119,171	$ 2.772

Depreciation expense for the year ended December 31, 2018 was $579.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leased its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease was amended on June 9, 2016 and extended through December 31, 2022. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2019	64,262
2020	66,832
2021	69,505
2022	72,286
TOTAL	$ 272,885

Note 5 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into an initial four-year agreement with Hilltop Securities, Inc. (previously known as Southwest Securities, Inc.) to provide trading and brokerage services. Trading and clearing of securities with Hilltop Securities, Inc. began on August 13, 2013. At the end of the initial term, this agreement automatically renews under the same terms for one year. The Company has no intention of terminating this agreement in 2018.

Termination fees associated with early termination of this agreement with Hilltop Securities, Inc. include reasonable expenses incurred by Hilltop Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Hilltop Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Hilltop Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Hilltop Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Hilltop Securities, Inc. (an amount estimated to be $0).

During 2018, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Hilltop Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.While the Company was not in compliance with the minimum net capital requirements and the ratio of aggregate indebtedness to net capital, both as defined, at December 31, 2017, the Company was in compliance as of January 18, 2018. At December 31, 2018 the Company had net capital of $77,164, aggregate indebtedness of $134,695 with a percentage of aggregate indebtedness to net capital of 174.56%.

Note 7 — RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the twelve months ended December 31, 2018. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 8 — RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2018 this contribution is $7,728.

Note 9 — SUBSEQUENT EVENTS

There were no events of a material nature subsequent to December 31, 2018.

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
87

Computation of Net Capital

Total Stockholder's Equity	1,056,125
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	1,056,125
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	1,056,125
Deductions and/or Charges:	
Non-Allowable Assets:	
Cash - FINRA Clearing Account	0
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $85,457 less $85,042Accumulated Depreciation)	415
Leasehold Improvements (Cost $9,310 less $5,764 Accumulated Depreciation)	2,357
Other Assets	975,184
Total Non-Allowable Assets	977,956
Total Deductions and/or Charges:	977,956
Net Capital Before Haircuts on Securities Positions	78,169
Haircuts on Securities Positions	1,005
Total Haircuts on Securities Positions	1,005
Net Capital	77,164
Total Aggregate Indebtedness	
Accounts Payable	126,967
Payroll Taxes Payable	0
Pension Payable	7,728
Total Aggregate Indebtedness	134,695
Percentage of Total Aggregate Indebtedness to Net Capital	174.56%

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Computation of Basic Net Capital Requirement

Net Capital per Above		77,164
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	8,980	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	
Net Capital Requirement of Reporting Broker per NASD Agreement		8,980
Net Capital in Excess (Deficit) of Required Net Capital		68,184
Net Capital less: Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		63,695

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	77,164
Add:	
Deduct:	
Net Capital per Above	77,164

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING EXPENSES		
Advertising & Promotion		-
Automobile	13,080	0.56
Bank Service Charges	1,793	0.08
Computer and Data Processing	-	-
Commissions	678,200	28.83
Consulting Expense	312,690	13.29
Contributions	40,758	1.73
Delivery, Courier and Postage	1,405	0.06
Depreciation	579	0.02
Dues, Subscriptions, and Publications	174,329	7.41
Employee Benefits	89,599	3.81
Entertainment	22,647	0.96
Errors and Omissions Insurance	106,181	4.51
Insurance		-
Interest Expense	-	
Legal and Accounting	72,681	3.09
Office Expense	17,816	0.76
Payroll Services	3,126	0.13
Payroll Taxes	22,289	0.95
Pension Expense	7,728	0.33
Rent and Occupancy Expense (Note 4)	63,566	2.70
Research	-	
Salaries, Wages and Bonuses	235,024	9.99
Salaries - Officer	21,728	0.92
Taxes and Licenses	1,466	0.06
Telephone and Communication	14,094	0.60
Travel	26,449	1.12
TOTAL OPERATING EXPENSES	1,927,228	81.91

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

PERCIVAL FINANCIAL PARTNERS, LIMITED
EXEMPTION REPORT

To the best knowledge and belief of Percival Financial Partners, LTD.:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities
Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2018.

KTaylor, Sr.
Signature

President/CEO
Title

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors and Shareholders of Percival Financial Partners, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Percival Financial Partners, LTD.'s identified the following provisions of 17 C.F.R. §15c3-3(k) under which Percival Financial Partners, LTD. claimed an exemption from 17 C.F.R. §240.156-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Percival Financial Partners, LTD. stated that Percival Financial Partners, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Percival Financial Partners, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Percival Financial Partners, LTD.'s compliance with the exemption provisions. A review is substantially less In scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 1Sc3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 22, 2019

February 22, 2019

To the Board of Directors of Percival Financial Partners, LTD.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2018, which were agreed to by Percival Financial Partners, LTD. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Percival Financial Partners, LTD.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Percival Financial Partners, LTD.'s management is responsible for the Percival Financial Partners, LTD.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, CO